Filed by LW EV Holdings, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Harley Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No.: 001-39584

Date: December 14, 2021

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DECEMBER 13, 2021 / 1:30PM, HOG.N - Harley-Davidson Inc to Discuss LiveWire Merger With AEA-Bridges Impact Corp M&A Call

C O R P O R A T E P A R T I C I P A N T S

Gina Goetter Harley-Davidson, Inc. - CFO

Jochen Zeitz Harley-Davidson, Inc. - Chairman, President & CEO

John Luis Garcia AEA-Bridges Impact Corp. - Chair & Co-CEO

Ryan Morrissey Harley-Davidson, Inc. - Chief Electric Vehicle Officer

Shawn Collins

C O N F E R E N C E C A L L P A R T I C I P A N T S

Billy Kovanis Morgan Stanley, Research Division - Research Associate

Craig R. Kennison Robert W. Baird & Co. Incorporated, Research Division - Director of Research Operations and Senior Research Analyst

Frederick Charles Wightman Wolfe Research, LLC - Research Analyst

Gerrick Luke Johnson BMO Capital Markets Equity Research - Senior Toys and Leisure Analyst

Jaime M. Katz Morningstar Inc., Research Division - Senior Equity Analyst

Joseph Nicholas Altobello Raymond James & Associates, Inc., Research Division - MD & Senior Analyst

Joseph Robert Spak RBC Capital Markets, Research Division - Autos and Leisure Analyst

P R E S E N T A T I O N

Operator

Good day, and thank you for standing by. Welcome to the LiveWire and Harley-Davidson Conference Call. (Operator Instructions) Please be advised today’s conference is being recorded. (Operator Instructions) I would now like to hand the conference over to your speaker today, Shawn Collins, Director of Investor Relations. Please go ahead.

Shawn Collins

Thank you. Good morning, everyone. This is Shawn Collins, the Director of Investor Relations at Harley-Davidson. You can access the slides supporting today’s call on the Internet by going to the Harley-Davidson IR site or you can click on the link in the press release itself.

Our comments will include forward-looking statements that are subject to risks that could cause actual results to be materially different. Those risks include, among others, matters we have noted in our latest earnings release and filings with the SEC. Harley-Davidson disclaims any obligation to update information in this call. Management will speak about today’s announced transaction, and this will be followed by Q&A.

With that, I am going to turn the call over to Mr. John Garcia to get started.

John Luis Garcia - AEA-Bridges Impact Corp. - Chair & Co-CEO

Good morning, and welcome to our joint AEA-Bridges and Harley-Davidson investor call to discuss AEA-Bridges or ABIC, as I should call it from now on, proposed merger with LiveWire, the EV motorcycle division of Harley-Davidson. I’m John Garcia, Chairman and Co-CEO of ABIC.

I’m pleased to be joined today by Jochen Zeitz, Chairman, President and CEO of Harley-Davidson; Ryan Morrissey, Harley-Davidson’s former Chief EV Officer, who will become LiveWire’s President; and Gina Goetter, Harley-Davidson CFO, who will serve as acting CFO of LiveWire while a search is conducted for a permanent CFO.

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DECEMBER 13, 2021 / 1:30PM, HOG.N - Harley-Davidson Inc to Discuss LiveWire Merger With AEA-Bridges Impact Corp M&A Call

Speaking on behalf of AEA-Bridges, the sponsors of ABIC, we are thrilled to be partnering with this team. I want to thank everyone at Harley-Davidson and LiveWire for all their efforts getting us to this point. I will provide a brief overview of the transaction and the reasons we are excited about the opportunity and then hand it over to Jochen and team to go into more detail on the strategic rationale, business and the financials.

Turning to Slide 4. This transaction brings together 3 partners to create an attractive risk-adjusted investment opportunity that aligns with a number of the UN Sustainable Development Goals, which is ABIC’s mission. As part of the transaction, ABIC will contribute its $400 million of cash held in trust for an approximately 17% ownership stake in LiveWire, assuming no redemptions.

KYMCO, a Taiwan-based leading power sports company with strength across Asia, will invest $100 million through a PIPE transaction and become a strategic manufacturing partner. And Harley-Davidson will also invest $100 million.

Finally, Harley-Davidson has agreed to backstop up to $100 million of redemptions should that be necessary. These financings will allow for the minimum cash closing conditions to be met regardless of redemptions.

Assuming the redemptions from ABIC shareholders, Harley-Davidson will own 74% of LiveWire; ABIC investors, 17%; KYMCO, 4%; and the remaining 4% of founder shares. We estimate this transaction will result in approximately $545 million of net cash proceeds, which will be used to accelerate LiveWire’s go-to-market strategy, fund new product development and enhance manufacturing and global distribution. As contemplated, the transaction values LiveWire as an implied pro forma enterprise value of $1.77 billion or 1x LiveWire’s estimated 2026 revenues and post-money equity value of $2.31 billion.

On Slide 5, which I won’t go into in detail, you see why an incumbent OEM has natural management, manufacturing, capital and scale advantages as opposed to an industry disruptor who has to create all of those competitive modes and others within a transitioning industry. However, incumbents really disrupt their own industry. In autos, it took Tesla to do that.

We believe that in LiveWire and Harley-Davidson, we have found an incumbent management team with the strategic vision and drive to do that to the motorcycle industry. ABIC will just accelerate that journey.

In this presentation, we will walk through LiveWire’s view of the total addressable market opportunity based on EV penetration over time as well as the management team’s view of their market share opportunity on the long-term earnings potential of the business. The ABIC team has underwritten this transaction with these assumptions on the base case. We believe that the transaction is very attractive on those projections.

However, recent EV history would suggest that almost all assumptions about the speed of EV adoption and the level of sustainable market share has been conservative for a market disruptor. In addition, because of the expected profile of new LiveWire customers and the much easier use proposition of an EV motorcycle, we expect the market will expand unlike in autos.

We have yet to see what a market disruptor, who is also an incumbent, can achieve. That’s why we are so excited to be partnering with Jochen, all the LiveWire and Harley-Davidson employees and all of you, our shareholders, on this journey.

With that, I’d like to thank you and hand it over to Jochen.

Jochen Zeitz - Harley-Davidson, Inc.—Chairman, President & CEO

Thanks, John. I could not agree more. This really is a compelling transaction for both ABIC and Harley-Davidson shareholders. When Harley-Davidson set its EV ambitions 10 years ago, we did so knowing that the electrification of motorcycles would be a long journey. Our mission from day 1 was to lead the electrification of the sport of motorcycling.

As we look at the progress achieved since 2010, what is evident is that LiveWire’s achievements are the result of significant investment into electric coupled with the capabilities of Harley-Davidson, the most desirable motorcycle company in the world, not only delivering the best electric motorcycle on the road today, but setting LiveWire up for future success as we pioneered the sector.

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DECEMBER 13, 2021 / 1:30PM, HOG.N - Harley-Davidson Inc to Discuss LiveWire Merger With AEA-Bridges Impact Corp M&A Call

With commercialized technology and a strong brand that resonates with consumers, we are at an inflection point and believe now is the time to launch LiveWire as a pure EV company for a new generation of riders. As a separate company with the investment needed to execute its strategic plan, LiveWire will be able to operate with the same agility and speed as a start-up and have greater flexibility to capture the opportunity ahead of it.

And as LiveWire dedicate its focus on the rapidly growing 2-wheel EV market, Harley-Davidson will focus on executing the other pillars of the hardwire, its 5-year strategic plan. We believe in the potential for the high-growth EV segment, which is one of the reasons why we are retaining a significant ownership in LiveWire, ensuring that future technology is applicable to Harley-Davidson’s core segment at the right time.

John touched on how the partnership between Harley-Davidson, ABIC and KYMCO creates a unique opportunity, and I’d like to go into that a little further. When LiveWire launches as a separate company, it will be fueled by deep support from 3 world-class partners.

Uniquely, LiveWire benefits from immediate at-scale manufacturing and global expansion expertise through the complementary capabilities of Harley-Davidson and KYMCO. Harley-Davidson will provide LiveWire access to an established supply chain, a world-class dealer network, technical services and access to financing insurance products through Harley-Davidson Financial Services.

KYMCO, one of the world’s leading power sports companies, will provide LiveWire with credibility and reach in the fast-growing Asian Pacific market. And importantly, with its specific capabilities and expertise in scooters, like motorcycles and side by side, in addition to state-of-the-art supply chain and manufacturing capabilities, KYMCO provides many future growth opportunities for LiveWire.

Last, but importantly, ABIC provides LiveWire with additional investment capital that together with the strategic investment from Harley-Davidson and KYMCO will fund LiveWire strategic plan that is built with sustainability at its core.

A key element of LiveWire strategy’s inclusive stakeholder management. This approach prioritizes long-term profitable growth and value for all our stakeholders, including our planet and people.

As part of this approach, we focus on 5 key sustainability priorities, as you can see from Slide 8. However, we remain conscious that true sustainability is broader than just these priorities. It needs to be woven through all facets of how we operate and interact with the world around us.

Sustainability is not an option for LiveWire. It’s part of the brand’s DNA. The one point I would like to highlight is our commitment to net zero in particular. By leveraging a scalable platform architecture with a focus on sustainability, we want to be the first electric motorcycle company of size to reach net zero emissions and have set a target of 2035 ahead of many of our peers within the industry.

LiveWire may be a new company, but it is a powerful and unique brand built on a decade of EV motorcycle experience backed by 118 years of Harley-Davidson heritage. The LiveWire journey began in 2010 when Harley-Davidson launched its electric motorcycle initiative, an initiative that I personally held pioneer at the time as a Board member and Chair of the Sustainability Committee of Harley-Davidson that I helped create.

Reflecting on the progress achieved since 2010, it is evident that LiveWire is the result of significant investment into electric and the unmatched capabilities of the Harley-Davidson Motor Company. After many years of development and prototyping, Harley-Davidson began deliveries of its first production model of the Harley-Davidson LiveWire in 2019.

Our commitment to electric saw LiveWire becoming a stand-alone division of Harley-Davidson in 2021, combined with the launch of the LiveWireONE, our flagship product in July of this year. As we reflect today on our achievements, it is clear that LiveWire ONE is the best electric motorcycle on the road today and sets LiveWire up for future success as we continue to innovate in and lead the sector.

More than just a motorcycle, LiveWire is the ultimate future-forward brand for the next generation of EV riders. Defined by the soulful connection between human and technology, ride and machine, LiveWire is a catalyst for change. The power and purpose of authenticity resonates with the next generation of riders, and that is what LiveWire stands for in its purest form as a brand.

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DECEMBER 13, 2021 / 1:30PM, HOG.N - Harley-Davidson Inc to Discuss LiveWire Merger With AEA-Bridges Impact Corp M&A Call

LiveWire is a change agent. We have the once-in-a-lifetime opportunity to change the future of motorcycling by means of innovation, design and personalization. And LiveWire delivers a soulfull experience, recognizing the importance of emotional connection with the products we build, a unique proposition in electric that we are able to shape as we define and lead in redefining the sport. LiveWire will be the leading brand with a distinct personality with the DNA and lineage of the most iconic motorcycle brand in the world, Harley-Davidson.

Before I hand over to Ryan, I would like to summarize the compelling opportunity this transaction presents as detailed on Slide 12. First and foremost, this is an exciting and rapidly growing segment. Growth in demand for EV motorcycles is accelerating dramatically. Over the next 10 years, we expect the market to grow approximately 10x, and we believe there are tailwinds that can drive growth well beyond that.

Second, we are already a leader in EV motorcycles with a successful leading product in market today. Third, our core technology is proprietary and modular. Developed in-house, our technology creates a unique rider experience that we believe is unmatched by other EV motorcycle companies. In today’s presentation, you’ll hear more about our ARO technology, the core of our motorcycles which will be instrumental in fueling our future growth.

Fourth, our tech-forward approach also extends to the way we interact with our customers. With the digital-first model, we have created a hybrid sales approach that combines a virtual and physical retail presence, allowing customers to choose their purchasing path and engagement model.

Fifth, and this is a key point, with the strategic support of Harley-Davidson and KYMCO, we have a competitive advantage our competitors can’t match at-scale manufacturing, global distribution and decades of technical experience.

Sixth, as a result of our overall tech-forward approach, we have a product road map that we believe positions us to drive compelling long-term financial performance and future profitability. And finally, we have the right team to execute our vision and to lead LiveWire into its next sector as a stand-alone company.

And with that, I will hand the call over to Ryan Morrissey, who will become the President of LiveWire following the close of the transaction.

Ryan Morrissey - Harley-Davidson, Inc.—Chief Electric Vehicle Officer

Thank you, Jochen, and hello, everyone. I’m going to go deeper into the points Jochen introduced, starting with the market opportunity. We evaluate the future of the EV motorcycle market, we assess 4 primary factors as described on Slide 13. Considering each of them as of today, we see how these tailwinds will drive the next decade of market growth.

The drivers behind the acceleration in other EV sectors apply similarly to motorcycles. First, technology. The heavy investments into improving battery technology and charging infrastructure continues. Our motorcycles leverage the same cell technology as cars and plug into the same charging infrastructure. This allows us to benefit from the dramatic improvements in EV technology that comes from the third-party investment flowing into the space.

Second, customer preferences show the continued increases in awareness and consideration of electric vehicles. Performance benefits are increasingly understood. Costs are coming down and convenience is going up. This combination is leading to increased interest in EVs across sectors.

Third, regulation and government support. Over the last several years, more and more governments around the world have made sustainable technologies a priority and taking stronger positions to promote electric vehicles. These positions are making electric vehicles even more attractive for both customers and for OEMs.

And finally, product availability and desirability. The commitment and funding behind EV, the technology advancements in the last decade of learning is that over the next several years, you’re going to see more products covering more segments and more price points. And while the products in market today are quite advanced in their own right, they will become better and better going forward.

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DECEMBER 13, 2021 / 1:30PM, HOG.N - Harley-Davidson Inc to Discuss LiveWire Merger With AEA-Bridges Impact Corp M&A Call

These factors combined to drive significant growth in the global electric motorcycle market over the next decade, which at present is still very much in its early stages. We estimate the total addressable market will grow over $20 billion over the next decade. If EV adoption rates trend higher, we believe the TAM could be $30 billion in 2030.

That market growth is broad-based across geographies. We expect EV penetration rates will accelerate in North America, in Europe and in China, a key driver of the growing EV market.

As the EV motorcycle market grows, LiveWire is uniquely positioned to capture that growth as described on Slide 16. Due to Harley-Davidson’s early recognition of the EV opportunity in 2010 and the commitment to backing a long-term play, we believe LiveWire has a 4- to 5-year lead over other major motorcycle OEMs who do not have electric motorcycles in market. They’ve only more recently begun development.

Versus the pure-play EV motorcycle OEMs, LiveWire has distinct cost, scale and production advantages as a result of the manufacturing capabilities, supply chains and distribution networks of the strategic partners, Harley-Davidson and KYMCO. As a result, we believe LiveWire has the ability to grow more quickly and with greater capital efficiency than many of these pure-play EV competitors.

Looking at the opportunity for LiveWire, we see early adopters are finding that electric delivers not only outstanding performance specifications, but completely transforms the riding experience: the power delivery and the linear acceleration when you take away the gears, the ease of use with no clutch and no shifting, a flying sensation that comes with hardly any noise, vibration or heat. The ability to feel and hear your surroundings transforms the ride, whether you’re in the city or out enjoying nature in the open road.

For longtime riders, after decades of incremental innovation in the market, their first ride on the LiveWire is often the first time in a long time that they’ve encountered an entirely unique riding experience. The feedback we’ve received from the media from bloggers and vloggers who experienced and new sport riders has been outstanding. Most of them start with that feel, what it’s like to ride a LiveWire.

That LiveWire experience wouldn’t be possible without the full range of technology investments, including the development of our ARO architecture. ARO is the scalable modular architecture at the foundation of our future product portfolio. We’ve developed the EV systems in-house to meet the unique needs of the motorcycle market where spatial constraints and the impact of battery weight on handling are more important factors.

By controlling the IP on the motor, the battery pack and the power electronics, we can innovate faster without the concessions that come with third-party alternatives. With the simplicity of an EV powertrain and the benefits of a scalable modular architecture, we are able to readily expand horizontally into new segments and vertically into heavier and lighter bikes. This approach means we get to market faster with less bespoke engineering required for each incremental model.

Beyond the powertrain and our investments in EV systems technology, we are bringing new tech to the entire LiveWire riding experience. The LiveWire ONE is a connected motorcycle, allowing the rider to engage with the bike through the LiveWire app. LiveWire ONE owners can check their charge status, monitor their bike’s location and build rides all from their mobile device.

In the near future, we plan to further elevate the customers’ experience by using over-the-air capability for updates, content and the release of new software features as they are developed. As we reshape the riding experience with innovative product technology, we are also reshaping the customer experience. Our hybrid model puts the rider in control of their journey, allowing customers to engage on their terms.

Many will choose a more digital-first path, particularly at the early stages of their journey, knowing that the local expertise of our retail network is there to help with test drives, bike purchases and delivery and service. Our physical presence in local markets will come from 4 retail formats as laid out on Slide 22. We are working with our retail partners to build out LiveWire spaces within their stores.

We will operate stand-alone LiveWire galleries and pop-ups to build the brand. This includes our first location, which will be opening in the Los Angeles area in the first quarter.

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DECEMBER 13, 2021 / 1:30PM, HOG.N - Harley-Davidson Inc to Discuss LiveWire Merger With AEA-Bridges Impact Corp M&A Call

We’ve also started taking LiveWire on the road, which allows us to get out and connect with riders and introduce them to the brand. We’re going to the most popular motorcycle shows and partnering with our retailers and local events.

As we map out our global channel strategy, we are focused on 3 regions: the U.S. and Canada, the major motorcycle markets in Europe and APAC. These are the markets with the greatest opportunity for the LiveWire brand and product portfolio.

We’re excited to continue partnering with Harley-Davidson’s global retail network, which consists of approximately 1,400 dealers globally to represent the brand in key target geographies. Our Wave 1 partners in the U.S. are active today, helping us bring the brand to the largest U.S. markets.

In the process of establishing LiveWire as a brand, we’ve spoken to a number of potential partners. Of course, Harley-Davidson and HDFS are natural partners and already supporting the LiveWire business in a number of important ways. We also found KYMCO to be a perfect complement as we assess the strengths of the 2 companies.

We’re excited about the benefits we’ll see from our strategic partners from brand association to distribution and financial services in the front end and supply chain to manufacturing and technical services on the back end. Most importantly, having access to this built-in scale and reach will allow us to execute our growth plan more quickly and with lower investment than we could achieve on our own.

We talked about the ARO architecture and how it unlocks an ability to grow our product portfolio more quickly and with greater efficiency. Going forward, we’ll expand on the statement we’ve made with LiveWire ONE, starting with our System 2 or S2 platform. That platform is going to open up some lighter motorcycles matched to a number of segments.

From there, we intend to scale down the architecture with the S3 platform, before scaling up to S4. With those 3 platforms in place and a single architecture, we’ll be able to cover quite a range of segments with desirable products for a broad set of riders. These product variants touch different price points, different riding types and different geographies, positioning us to capture that market growth.

Much like at Harley-Davidson, we know the motorcycle business comes with several complementary streams, which meaningfully contribute to the overall economics of the business. Outside of the motorcycle itself, we expect to develop secondary streams of revenue related to customer financing and protection through Harley-Davidson Financial Services to accessories and apparel or even deploy our technology into power sports categories outside of 2-wheel.

In fact, one of our current revenue streams is e-bikes. STACYC e-bikes for kids launched in 2017 and pioneered a new category. With all the players that have rushed into the adult e-bike space, STACYC is focused on families, built an amazing brand and is far from the full potential of its core product and well positioned to expand its lineup.

These related products and services joined together to create an ecosystem with the LiveWire brand at the center, boosting profitability and deepening our engagement with the customer.

With that, I’ll hand over to Gina, who will speak to how the factors I covered translate into financial results and discuss the transaction valuation.

Gina Goetter - Harley-Davidson, Inc.—CFO

Thanks, Ryan, and hello, everyone. At this point, you’ve heard why we are excited about by the LiveWire opportunity and the rationale behind this transaction. I’ll spend the next few minutes sharing a bit more detail about the financial profile.

We are still in the early stages of the broader EV motorcycle market development and at the beginning of the journey for LiveWire. Our future unit and revenue projections include the sales of LiveWire ONE, additional EV motorcycle models and other products, including STACYC electric bikes, parts and accessories and general merchandise. We expect our unit volume sales to grow rapidly at the small base, reaching approximately 100,000 units by 2026.

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DECEMBER 13, 2021 / 1:30PM, HOG.N - Harley-Davidson Inc to Discuss LiveWire Merger With AEA-Bridges Impact Corp M&A Call

The growth is driven by 3 primary factors: consumer adoption, platform innovation and distribution growth. This unit sales growth translates into LiveWire’s revenue growing from $35 million today to almost $1.8 billion by 2026. I’m going to take a moment to further contextualize why we have confidence in our unit and revenue projections.

To start, LiveWire ONE and STACYC are already in market in the U.S., and our near-term projections are based on sales of these already established models. We are actively working to expand distribution to Europe and APAC.

Second, as Ryan talked about, we have a well-thought-out plan on innovation. And LiveWire also has the production capacity and proven manufacturing expertise through our strategic partners required to deliver our 2026 unit estimates.

Finally, we believe we have the financial capital to achieve our plan. All of these building blocks will serve as the foundation to achieve our projections. As our revenue grows and we leverage the manufacturing and distribution capabilities provided by Harley-Davidson and KYMCO, we expect ourmargins and profitability to also increase. We’ve provided a P&L in the appendix, which gives financial projections through 2026. Based on ourcurrent forecast, we expect to be profitable on both an EBITDA and cash flow basis in 2026.

Our long-term targets, presented on Slide 29, provide our view on the true earnings power of the business. As we drive towards our long-term top line targets, we expect our gross margin to be in the range of 25% to 30% and our EBITDA margins to be in the range of 15% to 20%.

We expect our margin to translate into strong free cash flow as we continue to benefit from lower capital intensity due to the investments made to date and the support from our strategic partners. John touched on the planned use of proceeds upfront, but to recap, proceeds will be used to accelerate the go-to-market strategy, fund new product development, build the LiveWire brands and enhance its manufacturing and global distribution capabilities.

The funds provided by the transaction allow LiveWire to execute the business plan and further extend our lead over competitors as the proceeds will go directly towards making and selling new motorcycles rather than investing in the infrastructure to do so. LiveWire is a unique asset that has the growth profile of an EV start-up, but with the scale manufacturing and distribution support of 2 traditional OEMs.

The company benefits from the history and manufacturing strength of Harley-Davidson and KYMCO while competing in a faster-growing segment. The transaction values LiveWire at $1.77 billion, which implies an approximately 1x enterprise value to estimated 2026 revenue. We believe this multiple compares favorably to the valuation multiple of peers in the EV OEM and EV infrastructure space as well as other high-growth businesses.

Before I hand off to Jochen to close, I’d like to briefly touch on governance. LiveWire’s Board structure will reflect its ownership with Harley-Davidson comprising a majority of the Board, supported by a director from ABIC and other independent directors. We are also putting in place structural protection to address any potential conflicts of interest and commercial issues that may arise between Harley-Davidson and LiveWire.

The governance framework details committee makeup, including those which will be fully independent and majority independent. Additionally, we will establish a conflicts committee comprised of fully independent directors to oversee the relationship with Harley-Davidson, including contractual arrangements.

With that, I’d like to turn the call back to Jochen before we get to Q&A.

Jochen Zeitz - Harley-Davidson, Inc.—Chairman, President & CEO

Thank you, Gina. Before we head to Q&A, I’d like to thank the teams for their continued hard work and perseverance to get us to this stage. Today’s announcement is a historic milestone with LiveWire set to become the first publicly traded EV motorcycle company in the U.S.

By building on Harley-Davidson 118-year lineage, LiveWire’s mission is to be the most desirable electric motorcycle brand in the world, leading the electrification of this Board. This transaction will give LiveWire the freedom to fund new product development and accelerate its go-to-market model.

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DECEMBER 13, 2021 / 1:30PM, HOG.N - Harley-Davidson Inc to Discuss LiveWire Merger With AEA-Bridges Impact Corp M&A Call

LiveWire will be able to operate independently as an agile and innovative public company while benefiting from the at-scale manufacturing and distribution capability of its strategic partners, Harley-Davidson and KYMCO. Together with our partners, we believe in the future of LiveWire as a dedicated electric brand with the ability to lead, grow and revolutionize the electric motorcycle industry and beyond.

We hope to see you on the journey. Thank you.

Q U E S T I O N S A N D A N S W E R S

Operator

(Operator Instructions) Your first question comes from Joseph Spak with RBC Capital Markets.

Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst

I guess maybe just to start, like I think most investors weren’t applying this level of value to LiveWire. So in that respect, you’re clearly unlocking value here.

But if EV and LiveWire is the future, I’d like to play devil advocate, is this just sort of shifting value from [hardwire-main co] to NewCo? And how does this change the investment and capital allocation priorities for legacy Harley-Davidson?

Jochen Zeitz - Harley-Davidson, Inc. - Chairman, President & CEO

Thanks, Joe. No, not at all. And I’d ask Gina and John to chime in on valuation as well. But we see this as a win-win for both because we are not just shifting EV to LiveWire. Obviously, LiveWire, we expect to lead the electrification of the sport with an urban - primarily an urban customer in mind. And this is a key strategic pillar of the 6 elements of our hardwire strategy.

So Harley will continue to invest into the electrification, but the - and hence, also benefit from LiveWire. So it’s really accretive and a win-win for both companies.

LiveWire will spearhead the electrification. But if you look at the technology at this point, it’s not ready to be implemented into the core segments of Harley-Davidson. So having a leader, building leadership, getting into the fast lane for the electrification of the sport, LiveWire will do. It’s part of the lineage of Harley-Davidson. But at the same time, Harley-Davidson is fully committed as part of our hardwire and strategic plan to be a lead in electrification long term as well.

Operator

And your next question comes from Craig Kennison with Baird.

Craig R. Kennison - Robert W. Baird & Co. Incorporated, Research Division - Director of Research Operations and Senior Research Analyst Congratulations. Just a follow-up on Joe’s question. If I look at your Slide 28, you do frame very helpfully, I think, the volume and revenue expectations for LiveWire. Is there a way to think through what you’re thinking would happen to Harley-Davidson volume and revenue in this context?

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DECEMBER 13, 2021 / 1:30PM, HOG.N - Harley-Davidson Inc to Discuss LiveWire Merger With AEA-Bridges Impact Corp M&A Call

Jochen Zeitz - Harley-Davidson, Inc. - Chairman, President & CEO

Well, we believe there is great growth potential for Harley-Davidson the brand and company. In addition to LiveWire revolutionizing the EV market, we see huge opportunities for Harley-Davidson. And that is all based on our strategic pillars of our hardwire plan. Lots of opportunity there. So we are not worried the slightest.

And in fact, if you look at the customer segments that we’re appealing to, they are very complementary and not cannibalizing at all. Hence, while LiveWire is positioned more for the new generation of riders in the urban environment, and Harley-Davidson, obviously, is also going to expand from its traditional core, but the segments are very complementary.

Gina Goetter - Harley-Davidson, Inc. - CFO

This is Gina. I just wanted to add to Jochen’s statement. So when we think about this transaction and the value of this transaction, it is absolutely an accelerator.

And I know you’re trying to get at what the Harley-Davidson kind of sales trajectory, what that’s going to look like now with this year. Think of what we did today as an accelerator. As we turn the corner into 2022, we’ll get more into details on what this means for Harley specifically and what this means for our long-term growth potential for Harley.

Operator

And your next question comes from the line of Joe Altobello with Raymond James.

Joseph Nicholas Altobello - Raymond James & Associates, Inc., Research Division - MD & Senior Analyst

So it sounds like the business is supposed to be EBITDA and free cash flow breakeven by 2026. Could you give us what the expected cash needsare to grow this business to, call it, 101,000 units by that point over the next 5 years or so?

Gina Goetter - Harley-Davidson, Inc. - CFO

Joe, this is Gina. So we would say that the transaction and the proceeds coming in from the transaction fund our business plan. So that would - until we get to that breakeven point. So the $500 million, $600 million will fund the plan.

Operator

Your next question comes from Billy Kovanis with Morgan Stanley.

Billy Kovanis - Morgan Stanley, Research Division - Research Associate

Just looking at the slide deck, you’re assuming the total units by 2026 for LiveWire is close to 101,000. Harley-Davidson today ships around 180,000 to 200,000. This is a pretty substantial percentage of Harley-Davidson’s total global shipments.

Just trying to understand, is this more a function of time expansion in terms of EVs? And just curious, just in the context of that, what you think sort of EV penetration is by 2026 to sort of triangulate the total units of motorcycles globally.

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DECEMBER 13, 2021 / 1:30PM, HOG.N - Harley-Davidson Inc to Discuss LiveWire Merger With AEA-Bridges Impact Corp M&A Call

Gina Goetter - Harley-Davidson, Inc. - CFO

Billy, this is Gina. So I think it’s a function of a few pieces. One is absolutely the customer adoption and to your point, the EV penetration in that growing over time. It’s also the development and the innovation that we’re putting into market.

So today, we have the LiveWire ONE that has launched. With this investment, we’re going to be increasing the amount of spending that we’re putting against product development. So that innovation will also help to shape the growth trajectory.

Ryan Morrissey - Harley-Davidson, Inc. - Chief Electric Vehicle Officer

And then Billy, just in terms of - if you take a look at where we’ve mapped out the TAM there, in terms of the unit penetration question that you asked, in 2026, our base case is calling for about 17% in terms of global EV units as a percentage of that total TAM. So that gives you a little bit of a better sense for where we think the market is headed in that base case.

Jochen Zeitz - Harley-Davidson, Inc. - Chairman, President & CEO

Which means that the (inaudible) segment is continuing to grow over the next 5 to 10 years. So that is also an assumption, and that is also a reflection of the global market overall growing in key markets.

Operator

Your next question comes from Gerrick Johnson with BMO Capital Markets.

Gerrick Luke Johnson - BMO Capital Markets Equity Research - Senior Toys and Leisure Analyst

One question, 2 parts. So wondering how this will look to the dealer who might be selling both products if they have to deal with 2 different regional sales reps or just one? And then thinking there probably some shared operational resources still after this. So how would you allocate those costs such as, Jochen, your own salary between the 2 different entities?

Jochen Zeitz - Harley-Davidson, Inc. - Chairman, President & CEO

Not sure about the salary, but to answer your first question, our dealers, essentially, those who are interested in LiveWire will carry LiveWire as a separate line make. And we have been signing up dealers with the focus on the U.S. for this year and then going into Europe for next year and Asia beyond to get those dealers that are - have the capacity, ability to invest and the interest in electrification to sign up for LiveWire.

So separate stand-alone contracts with the dealers who we pick and that would like to be partnered with us on this journey. So they will manage them independently. It’s a different go-to-market approach.

There are lots of things that are actually different from Harley, but the great asset that we have is a fantastic dealer network. And those leaders that, in particular, attract an urban consumer will be the ones that we will be working with as the focus.

I think that’s critical. So that’s why we started with California, Texas, New York as the 3 core markets and now rolling out across the U.S. and internationally. Gina, do you want to take the operations just in terms of salary? Until the closing, all salaries will be covered by Harley-Davidson. And thereafter, it’s really the respective committees and Boards that will need to make a decision on that.

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DECEMBER 13, 2021 / 1:30PM, HOG.N - Harley-Davidson Inc to Discuss LiveWire Merger With AEA-Bridges Impact Corp M&A Call

Gina Goetter - Harley-Davidson, Inc. - CFO

Sure. The only build that I would have as part of this transaction, right, LiveWire is going to have its own management team, and it will have its own resource structure.

We have set up transition services agreements across the 2 companies as well as a master services agreement that will govern things like the manufacturing, the broader operation, et cetera. So from how we’re going to govern all of that is detailed in the agreements.

Operator

Your next question comes from Jaime Katz with Morningstar.

Jaime M. Katz - Morningstar Inc., Research Division - Senior Equity Analyst

I think I heard you talk a little bit about scooters and side-by-sides in the potential pipeline. And I’m wondering down the line, what you expect the composition of the mix to be over time?

Additionally, as a follow-up, I think it was said in prepared comments that there was going to be a search for a new CFO, but not necessarily a new CEO over time. So can you just talk about time allocation in your day-to-day workflow as far as how the CEO time will be allocated?

Jochen Zeitz - Harley-Davidson, Inc. - Chairman, President & CEO

In terms of the time allocation, as you can imagine, I’ve been involved in all 6 strategic elements of the hardwire. That includes EV. So no change in that regard, only that we will have 2 separate entities.

And - but with Harley-Davidson still being a 74% shareholder, it’s imperative for me to continue to drive LiveWire going forward. You might recall that this is a journey that I’ve been part of for 10 years.

I started the Sustainability Committee and initiated the push into EV when I was still a Board member. And I took the decision to set up LiveWireas a separate brand. And so this is very close to me and a personal opportunity that I see for a brand to really lead in the electrification. And I believe that it will be highly beneficial for Harley-Davidson as much as it will be for LiveWire.

So overall, I think this is great. It’s a 1, 1 equals 3 or even more because we have great partners in this transaction. And I’ll let Ryan talk about KYMCO and our partner in this, who gives additional expertise in the power sports lineup.

Ryan Morrissey - Harley-Davidson, Inc. - Chief Electric Vehicle Officer

Yes. Just to take your question on the mix of product that we’re expecting and how we expect that to develop over time. Over the next 5 years, we’re particularly focused on the 2-wheel space, so the heavy, the medium and the light motorcycles.

The ARO architecture that’s described in the document does have the benefit of scaling up to applications like side-by-sides as well as down to applications like scooters. So as we get several years out, with the benefit of having partners like Harley-Davidson in a couple of categories you mentioned, having a partner like KYMCO, that allows us the opportunity as we get further down the line to put heavier consideration and potentially focus into categories like scooters, side-by-sides and potentially a couple of others. But in the very near term, we’re most focused on that 2-wheel space.

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DECEMBER 13, 2021 / 1:30PM, HOG.N - Harley-Davidson Inc to Discuss LiveWire Merger With AEA-Bridges Impact Corp M&A Call

Operator

And your last question comes from Fred Wightman with Wolfe Research.

Frederick Charles Wightman - Wolfe Research, LLC - Research Analyst

Just a follow-up on the KYMCO relationship. It seems like that should be a big driver of some of the international opportunity. Can you sort of sizeor frame the domestic versus international opportunity as part of these mid-term unit targets that you guys are outlining? And then maybe contrast that with some of the hardwire strategies to be a bit more domestic focused for that core internal combustion piece of the business?

Jochen Zeitz - Harley-Davidson, Inc. - Chairman, President & CEO

I’ll let Ryan take the KYMCO bit. But Harley-Davidson has a tremendous opportunity in the U.S. still today, and our business is growing. Even ourcore businesses that we are now focusing on as part of the hardwire strategy show good growth contrary to the last years pre-COVID, let’s call it. And the opportunity internationally is significant for Harley-Davidson.

Think China, where we’ve barely scratched the service as a company, Asia as a whole, but even Europe. If you look at the percent of growth - percent of revenue generated in those regions, that just shows you what the opportunity is for Harley going forward and that we will be tapping into with bikes and adjacent businesses in the coming years. So very excited about that.

Ryan Morrissey - Harley-Davidson, Inc. - Chief Electric Vehicle Officer

Yes. And then just to pick up on the relationship with KYMCO and the mix of the different markets around the world. So North America, in particular, you’ll see we’re expecting to have some fairly strong share there based on our legacy position as well as we think the mix of the market sets up very favorably for the kinds of products that we’ll be bringing in the near-term.

Europe, not expecting share quite as strong as North America, but also strong there, given the strong fit with the market conditions. When you get into Asia, as you suggested, we think KYMCO is going to be a real asset there. They’re spending a lot of time competing with some of the lighter bikes and scooters.

They’ve got operations set up to target those segments effectively, in particularly some of the places where the cost sensitivity will be a bit higher than some of our legacy markets and some of the - what we see in the U.S. and in Europe. So we’re looking forward to partnering with KYMCO in those markets. Obviously, from a unit basis, a very, very large market and as a result, a smaller share. But particularly, as you think about some of the premium segments within those geographies, we think the combination of LiveWire and KYMCO is going to be well positioned to pursue those segments.

Operator

All right. Thank you and that concludes the Q&A session of today’s call. I’ll hand the call back to Shawn Collins.

Shawn Collins

Great Kat. Thanks, everyone, for joining today’s call. And we hope you have a great day. Talk to you soon.

Operator

Thank you, and that concludes LiveWire and Harley-Davidson conference call. You may now disconnect.

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DECEMBER 13, 2021 / 1:30PM, HOG.N - Harley-Davidson Inc to Discuss LiveWire Merger With AEA-Bridges Impact Corp M&A Call

D I S C L A I M E R

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Forward-Looking Statements Legend

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Harley-Davidson, Inc. (“H-D”)’s, LiveWire EV, LLC (“LiveWire”)’s or AEA-Bridges Impact Corp. (“ABIC”)’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on H-D’s, LiveWire’s or ABIC’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside H-D’s, LiveWire’s or ABIC’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against H-D, LiveWire, ABIC or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ABIC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions or the backstop facility contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of LiveWire or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of LiveWire to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for ABIC to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of ABIC’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that H-D, LiveWire and ABIC may be adversely affected by other economic, business, and/or competitive factors; (l) H-D’s ability to execute its business plans and strategies, including The Hardwire; (m) LiveWire’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of ABIC, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by H-D, LW EV Holdings, Inc. (“HoldCo”) or ABIC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and H-D, LiveWire, HoldCo and ABIC assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither H-D, LiveWire, HoldCo nor ABIC gives any assurance that either LiveWire or ABIC will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination between LiveWire EV, LLC (“LiveWire”) and AEA-Bridges Impact Corp. (“ABIC”) (the “Business Combination”), LW EV Holdings, Inc. (“HoldCo”) and ABIC intend to file a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) as co-registrants that includes a preliminary proxy statement/prospectus of ABIC and a preliminary prospectus of HoldCo, and after the Registration Statement is declared effective, ABIC will mail a definitive proxy statement/prospectus relating to the Business Combination to ABIC’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of ABIC’s shareholders to be held to approve the Business Combination (and related matters). This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Harley-Davidson, Inc. (“H-D”), HoldCo and ABIC may also file other documents with the SEC regarding the Business Combination. ABIC shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about H-D, LiveWire, HoldCo, ABIC and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to ABIC shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by ABIC through the website maintained by the SEC at www.sec.gov, or by directing a request to AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands.

Participants in Solicitation

H-D, LiveWire, ABIC and their respective directors and officers may be deemed participants in the solicitation of proxies of ABIC shareholders in connection with the Business Combination. ABIC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ABIC. A description of their interests in ABIC is contained in ABIC’s final prospectus related to its initial public offering, dated October 1, 2021 and in ABIC’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ABIC shareholders in connection with the Business Combination and other matters to be voted upon at the ABIC shareholder meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that ABIC and HoldCo intend to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.